UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): November 24, 2015

MICROSEMI CORPORATION

(Exact name of registrant as specified in its charter)

Delaware	0-8866	95-2110371
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

One Enterprise, Aliso Viejo, California	92656
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code

(949) 380-6100

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01 Entry into a Material Definitive Agreement.

Merger Agreement

On November 24, 2015, Microsemi Corporation (“Microsemi”) entered into an Agreement and Plan of Merger (the “Merger Agreement”) with PMC-Sierra, Inc., a Delaware corporation (“PMC”) and Lois Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of Microsemi (“Merger Sub”).

Upon the terms and subject to the conditions of the Merger Agreement, Merger Sub will commence a tender offer (the “Offer”) for any and all outstanding shares of common stock of PMC (the “PMC Common Stock”), for $9.22 in cash and 0.0771 of a share of common stock of Microsemi per share of PMC Common Stock (the “Offer Price”), without interest and subject to any required withholding for taxes, and Merger Sub will subsequently merge with and into PMC (the “Merger”). The Merger Agreement contemplates that, subject to PMC’s stockholders tendering and not withdrawing a majority of the outstanding shares of PMC stock in the exchange offer, the Merger will be effected pursuant to Section 251(h) of the Delaware General Corporation Law, and PMC, as the surviving corporation, will become a wholly-owned subsidiary of Microsemi without any additional stockholder approval, and each issued and outstanding share of PMC Common Stock, other than shares of PMC Common Stock held in treasury of PMC, shares of PMC Common Stock owned by Microsemi or any subsidiary of Microsemi (including Merger Sub) or shares of PMC Common Stock owned by stockholders who have validly exercised their appraisal rights under Delaware law, will be converted into the right to receive the Offer Price. Microsemi intends to fund the Offer Price with a combination of cash on hand and committed debt financing.

Microsemi, Merger Sub and PMC have made customary representations and warranties in the Merger Agreement and agreed to certain customary covenants, including covenants regarding the operation of the business of PMC, and to a lesser extent Microsemi, prior to the closing.

Pursuant to the terms of the Merger Agreement, on November 24, 2015, simultaneously with the execution and delivery of the Merger Agreement, Microsemi paid to PMC, and PMC paid to Skyworks Solutions, Inc. (“Skyworks”) the termination fee of $88,500,000 in cash pursuant to and in accordance with the requirements of the Amended and Restated Agreement and Plan of Merger, dated as of October 29, 2015, by and among Skyworks, Amherst Acquisition, Inc. and PMC.

The Merger Agreement contains certain termination rights for each of Microsemi and PMC, including, among others, if the exchange offer is not consummated at or prior to 11:59 p.m. (New York City Time) on March 31, 2016. Upon termination of the Merger Agreement under specified circumstances, including a termination by PMC to enter into an agreement for an alternative transaction pursuant to a “superior proposal,” PMC has agreed to pay Microsemi a termination fee of $88,500,000 and to reimburse Microsemi for the termination fee paid on behalf of PMC to Skyworks of $88,500,000.

The foregoing description of the Merger Agreement and the transactions contemplated thereby does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Merger Agreement, which is attached hereto as Exhibit 2.1 and incorporated herein by reference.

The Merger Agreement has been included to provide investors and security holders with information regarding the terms of the Merger. It is not intended to provide any other factual information about Microsemi or PMC. The representations, warranties, covenants and agreements contained in the Merger Agreement, which were made only for purposes of that agreement and as of specific dates, were solely for the benefit of the parties to the Merger Agreement, may be subject to limitations agreed upon by the contracting parties (including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Merger Agreement instead of establishing these matters as facts) and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors and security holders. Investors and security holders are not third-party beneficiaries under the Merger Agreement and should not rely on the representations, warranties, covenants and agreements or any descriptions thereof as characterizations of the actual state of facts or condition of PMC, Microsemi or Merger Sub or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in PMC’s or Microsemi’s public disclosures.

Commitment Letter

On November 17, 2015, Microsemi entered into a second amended and restated commitment letter (the “Commitment Letter”) with Morgan Stanley Senior Funding, Inc. (“Morgan Stanley”) pursuant to which Morgan Stanley has committed to provide (i) a $350,000,000 senior secured revolving credit facility, (ii) a $375,000,000 senior secured term loan A facility and (iii) a $2,200,000,000 senior secured term loan B facility ((i), (ii) and (iii) together, the “Facilities” and the provision of such funds as set forth in the Commitment Letter, the “Financing”), subject to satisfaction of customary closing conditions. Pursuant to a Joinder Agreement dated as of November 5, 2015, The Bank of Tokyo-Mitsubishi UFJ, Ltd. and Deutsche Bank AG New York Branch assumed 26.25% and 25% respectively of Morgan Stanley’s commitment under the Commitment Letter. The Facilities are available to (a) finance the Offer and the Merger, (ii) repay existing indebtedness of Microsemi under its existing credit facilities, (iii) repay existing indebtedness of PMC following any consummation of the Merger, (iv) pay fees and expenses related to the Offer, the Merger and the Financing, and (v) for working capital and other general corporate purposes. Under the terms of the Commitment Letter and Joinder Agreement, Morgan Stanley and affiliates of The Bank of Tokyo-Mitsubishi UFJ, Ltd. and Deutsche Bank AG New York Branch will act as lead arrangers and bookrunners. The actual documentation governing the Facilities has not been finalized, and accordingly, the actual terms may differ from the description of such terms in the Commitment Letter.

The foregoing summary of the Commitment Letter and the Joinder Agreement does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Commitment Letter and the Joinder Agreement attached as Exhibits 10.1 and 10.2 respectively to this Report and incorporated herein by reference.

Item 8.01 Other Events

On November 24, 2015, Microsemi and PMC issued a joint press release announcing entry into the Merger Agreement. The full text of the press release is attached hereto as Exhibit 99.1 and incorporated in its entirety herein by reference.

Item 9.01 Financial Statements and Exhibits.

(d)	Exhibits.

Exhibit No.	Description
2.1	Agreement and Plan of Merger, dated as of November 24, 2015, by and among PMC-Sierra, Inc., Microsemi Corporation and Lois Acquisition Corp.

10.1	Commitment Letter, dated November 17, 2015, between Morgan Stanley Senior Funding, Inc. and Microsemi Corporation.

10.2	Joinder Agreement, dated November 5, 2015, by and among Morgan Stanley Senior Funding, Inc., The Bank of Tokyo-Mitsubishi UFJ, Ltd., Deutsche Bank Securities Inc., Deutsche Bank AG New York Branch and Microsemi Corporation.

99.1	Joint press release issued by Microsemi Corporation and PMC-Sierra, Inc. on November 24, 2015.

Cautionary Note Concerning Forward-Looking Statements

Certain statements made herein, including, for example, information regarding the proposed transaction between Microsemi and PMC, the expected timetable for completing the transaction, and the potential benefits of the transaction, are “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1965, Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These forward-looking statements reflect the current analysis of existing information and are subject to various risks and uncertainties. As a result, caution must be exercised in relying on forward-looking statements. Due to known and unknown risks, our actual results may differ materially from our expectations or projections.

The following factors, among others, could cause actual results to differ materially from those described in these forward-looking statements: the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement; the outcome of any legal proceedings that could be instituted against PMC or its directors or Microsemi related to the merger agreement; the possibility that various conditions to the consummation of the Microsemi exchange offer and merger may not be satisfied or waived, including the receipt of all regulatory clearances related to the merger; the failure of Microsemi to obtain the necessary financing pursuant to the arrangements set forth in the debt commitment letters delivered pursuant to the merger agreement or otherwise; uncertainty as to how many shares of PMC common stock will be tendered into the Microsemi exchange offer; the risk that the Microsemi exchange offer and merger will not close within the anticipated time periods; risks related to the ultimate outcome and results of integrating the operations of Microsemi and PMC, the ultimate outcome of Microsemi’s operating strategy applied to PMC and the ultimate ability to realize synergies; the effects of the business combination on Microsemi and PMC, including on the combined company’s future financial condition, operating results, strategy and plans; risks that the proposed transaction disrupts current plans and operations, and potential difficulties in employee retention as a result of the merger; risks related to Microsemi’s ability to successfully implement its acquisition strategy or integrate other acquired companies; uncertainty as to the future profitability of businesses acquired by Microsemi, and delays in the realization of, or the failure to realize, any accretion from acquisition transactions by Microsemi; risks related to Microsemi’s reliance on government contracts for a significant portion of its sales, including impacts of any termination or renegotiation of such contracts, uncertainties of governmental appropriations and national defense policies and priorities and effects of any past or future government shutdowns; the risk of downturns in the highly cyclical semiconductor industry; the effects of local and national economic, credit and capital market conditions on the economy in general, and other risks and uncertainties described herein, as well as those risks and uncertainties discussed from time to time in our other reports and other public filings with the U.S. Securities and Exchange Commission (“SEC”), including, but not limited to, those detailed in PMC’s Annual Report on Form 10-K for the year ended December 27, 2014 and PMC’s most recent quarterly report filed with the SEC, and Microsemi’s Annual Report on Form 10-K for the year ended September 27, 2015 filed with the SEC. The forward-looking statements contained herein are made only as of the date hereof, and we undertake no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

Important Additional Information to be Filed with the SEC

This document relates to a pending business combination transaction between Microsemi and PMC. The exchange offer referenced in this document has not yet commenced. This document does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. Microsemi will file a registration statement on Form S-4 related to the transaction with the SEC and may file amendments thereto. Microsemi and a wholly-owned subsidiary of Microsemi will file a tender offer statement on Schedule TO (including a prospectus/offer to exchange, a related letter of transmittal and other exchange offer documents) related to the transaction with the SEC and may file amendments thereto. PMC will file a recommendation statement on Schedule 14D-9 with the SEC and may file amendments thereto. PMC and Microsemi may also file other documents with the SEC regarding the transaction. This document is not a substitute for any registration statement, Schedule TO, Schedule 14D-9 or any other document which PMC or Microsemi may file with the SEC in connection with the transaction. Investors and security holders are urged to read the registration statement, the Schedule TO (including the prospectus/offer to exchange, related letter of transmittal and other exchange offer documents), the recommendation statement on Schedule 14D-9 and the other relevant materials with respect to the transaction carefully and in their entirety when they become available before making any investment decision with respect to the transaction, because they will contain important information about the transaction.

Such materials (and all other offer documents filed with the SEC) will be available at no charge on the SEC’s Web site: www.sec.gov. In addition, PMC’s stockholders will be able to obtain free copies of such materials by contacting Joel Achramowicz at (408) 239-8630.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

MICROSEMI CORPORATION (Registrant)

Date: November 24, 2015	By:	/s/John W. Hohener
Name: John W. Hohener Title: Executive Vice President, Chief Financial Officer, Secretary and Treasurer

EXHIBIT INDEX

Exhibit No.	Description
2.1	Agreement and Plan of Merger, dated as of November 24, 2015, by and among PMC-Sierra, Inc., Microsemi Corporation and Lois Acquisition Corp.

10.1	Commitment Letter, dated November 17, 2015, between Morgan Stanley Senior Funding, Inc. and Microsemi Corporation.

10.2	Joinder Agreement, dated November 5, 2015, by and among Morgan Stanley Senior Funding, Inc., The Bank of Tokyo-Mitsubishi UFJ, Ltd., Deutsche Bank Securities Inc., Deutsche Bank AG New York Branch and Microsemi Corporation.

99.1	Joint press release issued by Microsemi Corporation and PMC-Sierra, Inc. on November 24, 2015.